April 17, 2020

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.

Offering Statement on Form 1-A

Filed April 8, 2020

File No. 024-11176

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of March 24, 2020 regarding the Offering Statement of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Dilution, page 12

1.	We note your revised disclosures in response to prior comment 1. Please address the following:
•	Remove the second dilution table as this does not represent the consummation of events or transactions that are either factually supportable or directly attributable to this offering.
•	Revise the pro forma capitalization table to also include the dollar amount of outstanding debt and stockholder's equity as of the most recent balance sheet date along with the related pro forma adjustments at the various raise levels.

In response to your comment, the Company has removed the second dilution table in the “Dilution” section, and has revised the pro forma capitalization table to also include the dollar amount of outstanding debt and stockholder's equity as of the most recent balance sheet date along with the related pro forma adjustments at the various raise levels.

Thank you again for the opportunity to respond to your questions to the Offering Statement of T Stamp Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Gareth Genner

Chief Executive Officer

T Stamp Inc.

75 5th St NW, Suite 2290

Atlanta GA, 30308